                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                          QUINTEL ENTERTAINMENT, INC.
                          ---------------------------
                                (Name of Issuer)

                          $.001 Par Value Common Stock
                          ----------------------------
                         (Title of Class of Securities)

                                  748762 10 1
                                  -----------
                                 (CUSIP Number)

               Steven L. Feder, c/o Psychic Readers Network, Inc.
              2455 E. Sunrise Boulevard, Ft. Lauderdale, FL 33304
                                 (954) 563-5464
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 10, 1996
                               ------------------
            (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 748762 10 1                                Page 2

              Names of Reporting Person:
              Steven L. Feder
      1
              SS or ISA Identification Nos. of Above Person

              Check the Appropriate Box if a Member of a Group*
      2                                                                                                          (a)[x]
                                                                                                                 (b)

              SEC use only
      3

              Source of Funds*
      4
              AF, PF

              Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                                                             [ ]


              Citizenship or Place of Organization
      6
              USA
                           7       Sole voting power

                                   1,424,000
   Number of shares
     beneficially          8       Shared voting power
     owned by each
   reporting person                109,000
         with
                           9       Sole dispositive power

                                   1,424,000

                          10       Shared dispositive power

                                   109,000

              Aggregate Amount Beneficially Owned by Each Reporting Person
      11
              1,533,000


              Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                                                                    [X]
      12


              Percent of Class Represented by Amount in Row (11)
      13
              8.3

              Type of Reporting Person*
      14
              IN

 CUSIP NO. 748762 10 1                                                         Page 3
              Names of Reporting Person:
              Thomas H. Lindsey
      1
              SS or ISA Identification Nos. of Above Person

              Check the Appropriate Box if a Member of a Group*
      2                                                                                                           (a)[x]
                                                                                                                  (b)

              SEC use only
      3


              Source of Funds*
      4
              AF, PF

              Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                                                              [ ]


              Citizenship or Place of Organization
      6
              USA

                                   Sole voting power
                           7
                                   1,424,000

   Number of shares                Shared voting power
     beneficially          8
     owned by each                 109,000
   reporting person
         with                      Sole dispositive power
                           9
                                   1,424,000

                                   Shared dispositive power
                          10
                                   109,000

              Aggregate Amount Beneficially Owned by Each Reporting Person
      11
              1,533,000

              Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                                                                     [X]
      12


              Percent of Class Represented by Amount in Row (11)
      13
              8.3

              Type of Reporting Person*
      14               IN


 CUSIP NO. 748762 10 1                                                         Page 4


              Names of Reporting Person:
              Peter Stolz
      1

              SS or ISA Identification Nos. of Above Person

              Check the Appropriate Box if a Member of a Group*
      2                                                                                                          (a)[x]
                                                                                                                 (b)

              SEC use only
      3


              Source of Funds*
      4
              AF, PF

              Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                                                             [ ]


              Citizenship or Place of Organization
      6
              USA

                                   Sole voting power
                           7
                                   431,000

   Number of shares                Shared voting power
     beneficially          8
     owned by each                 0
   reporting person
         with                      Sole dispositive power
                           9
                                   431,000

                                   Shared dispositive power
                          10
                                   0

              Aggregate Amount Beneficially Owned by Each Reporting Person
      11
              431,000

              Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

      12                                                                                                            [X]


              Percent of Class Represented by Amount in Row (11)
      13      2.3

              Type of Reporting Person*
      14
              IN

ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value ("Common Stock") of Quintel Entertainment, Inc. (the "Company"). The principal executive offices of the Company are located at One Blue Hill Plaza, Pearl River, New York 10956. As of December 19, 1996, the Company had 18,452,402 shares of Common Stock issued and outstanding.

ITEM 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is being filed jointly by Steven L. Feder ("Feder"), Thomas H. Lindsey ("Lindsey") and Peter Stolz ("Stolz") (Feder, Lindsey and Stolz and collectively referred to hereinafter as the "Reporting Persons"). The business address for each of the Reporting Persons is 2455 E. Sunrise Boulevard, Ft. Lauderdale, FL 33304. During the last five years, each of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any of the Reporting Persons being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating, activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Reporting Persons
is a citizen of the United States.   The Reporting Persons may be deemed to be
a "group" within the meaning of Rule 13d-5(b)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

             The Reporting Persons collectively own all of the issued and outstanding shares of the capital stock of Psychic Readers Network, Inc., a Florida corporation ("PRN"). The present principal occupation of Mr. Lindsey is to serve as the sole officer of PRN. Mr. Stolz is presently employed by, and provides services to, PRN. Mr. Feder is presently employed by, and provides services to, PRN and since the date of the Transaction (as defined below), is also employed by Calling Card Co., Inc., a New York corporation ("Calling Card").

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The funds or other consideration used in connection with the issuance of the PRN Shares (as defined below) to the Reporting Persons was PRN's fifty percent (50%) ownership interest in New Lauderdale L.C., a Florida limited liability company ("New Lauderdale"). See Item 5 below. All other shares of Common Stock owned by the Reporting Persons were purchased with the personal funds of the respective Reporting Persons.

ITEM 4.   PURPOSE OF TRANSACTION.

          Each Reporting Person acquired all of the shares of Common Stock he beneficially owns for investment.

          On September 10, 1996, the Reporting Persons and PRN completed a transaction (the "Transaction") with the Company, Calling Card, a wholly owned subsidiary of the Company, and NL Corp., a Delaware corporation and subsidiary of the Company ("NL Corp."). The terms of the Transaction were previously disclosed in the Company's Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on August 19, 1996. Under the terms of the Transaction, NL Corp. acquired PRN's fifty percent (50%) ownership interest in New Lauderdale in exchange for the issuance to the Reporting Persons of 3,200,000 shares of Common Stock (the "PRN Shares"), resulting in the indirect ownership by the Company of one hundred percent (100%) of the ownership interest in New Lauderdale. The PRN Shares were issued to the Reporting Persons in the following amounts: Feder - 1,424,000, Lindsey - 1,424,000 and Stolz - 352,000. The Company further agreed to, as promptly as practicable after the closing, use its best efforts to cause to become effective under the Securities Act of 1933, as amended (the "Act"), a
registration statement covering the PRN Shares.   That registration statement
was declared effective on December 19, 1996. The foregoing description of the Transaction and the description of the Transaction set forth in Item 6 below do not purport to be complete and are qualified in their entirety by reference to the Agreement by and among the Company, Calling Card, and PRN dated as of January 17, 1996, included as Exhibit A to this Schedule 13D.

          Lindsey and Feder own as joint tenants with right of survivorship an additional 109,000 shares of Common Stock and Stolz owns an additional 79,000 shares of Common Stock purchased in open market transactions between December 1, 1995 and July 1, 1996.

          In the ordinary course of their respective businesses, the Reporting Persons from time to time review the performance of their investments and consider possible strategies for enhancing value. As part of their ongoing review of their respective investment in the Common Stock and subject to the terms of the Transaction, the Reporting Persons may explore from time to time in the future either separately, together or with others, a variety of alternatives, including without limitation: (a) the acquisition of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (i) any action similar to any of those enumerated above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Company and general economic, financial market and industry conditions.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The Reporting Persons beneficially own the following amounts of Common Stock:

                 (1) Feder has sole power to vote and direct the disposition of 1,424,000 shares of Common Stock and shared power to vote and direct the disposition of 109,000 shares of Common Stock. Feder benefially owns in the aggregate 1,533,000 shares of Common Stock, representing approximately 8.3% of the Common Stock.

                 (2) Lindsey has sole power to vote and direct the disposition of 1,424,000 shares of Common Stock and shared power to vote and direct the disposition of 109,000 shares of Common Stock. Lindsey beneficially owns in the aggregate 1,533,000 shares of Common Stock, representing approximately 8.3% of the Common Stock.

                 (3) Stolz has sole power to vote and direct the disposition of 431,000 shares of Common Stock, representing approximately 2.3% of the Common Stock.

          Pursuant to Rule 13d-5(b)(1) of the Exchange Act, the group that may be formed by the Reporting Persons may be deemed to be the beneficial owner of all of the 3,388,000 shares of Common Stock beneficially owned by all of the Reporting Persons, which represents approximately 18.4% of the Common Stock. Each Reporting Person disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons except for 109,000 shares of Common Stock owned by Feder and Lindsey as joints tenants with rights of survivorship, as to which only Stolz disclaims beneficial ownership.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to the terms of the Transaction, the Reporting Persons, among other things, agreed that until September 10, 1998, the Reporting Persons would not sell or otherwise dispose of the PRN Shares or any other shares of Common Stock of the Company which they may acquire in addition to the PRN Shares (but excluding shares of Common Stock owned by the Reporting Persons prior to the execution of the Agreement) except under the following circumstances:

          (a) In the event a Selling Quintel Principal (as defined in the Transaction) elects to sell any of his or her shares of Common Stock, the Reporting Persons shall then have the right to sell, in the aggregate, a percent of the total shares owned by the Reporting Persons equal to that percent of the total shares of Common Stock owned by the Quintel Principals (as defined in the Transaction) being sold by the

                 Selling Quintel Principal. Each Reporting Person shall have the right, individually, to sell an amount of shares of Common Stock equal to his or her proportionate ownership interest in that amount permitted to be sold in the aggregate by the Reporting Persons;

          (b) In the event the Transaction is not treated as a tax-free transaction, each Reporting Person may sell that number of shares of Common Stock necessary to pay the "net tax liability" (as defined in the Transaction) incurred by such Reporting Person as a result of the transaction; or

          (c) In the event a Quintel Principal makes a loan to a Reporting Person pursuant to the provisions of the Transaction, each Reporting Person may sell that number of shares of Common Stock necessary to repay such loan.

          The Reporting Persons further agreed that for as long as they collectively owned five percent (5%) of the Common Stock, the Reporting Persons would not sell or otherwise dispose of that number of shares which in the aggregate exceed the number of shares which could be sold if the provisions of Rule 144(e) promulgated under the Securities Act of 1933 (as in effect on the date of the Transaction) applied to each Reporting Person as if the shares were "restricted securities" as defined in Rule 144, notwithstanding the fact that the shares were registered for resale under the Act or that each of the Reporting Persons may not be an "affiliate" as defined under Rule 144.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A       Joint Filing Agreement by and between Steven L.
                          Feder, Peter H. Lindsey and Peter Stolz dated December
                          26, 1996

          Exhibit B       Agreement by and among Quintel Entertainment, Inc.,
                          Calling Card Co., Inc., and Psychic Readers Network,
                          Inc. dated as of January 17, 1996.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 1996.



                                           /s/ Steven L. Feder
                                           ------------------------------------
                                           Steven L. Feder


                                           /s/ Thomas H. Lindsey
                                           ------------------------------------
                                           Thomas H. Lindsey


                                           /s/ Peter Stolz
                                           ------------------------------------
                                           Peter Stolz

                                   EXHIBIT A

                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby executed this Agreement this 26th day of December, 1996.


                                           /s/ Steven L. Feder
                                           -----------------------------------
                                           Steven L. Feder


                                           /s/ Thomas H. Lindsey
                                           -----------------------------------
                                           Thomas H. Lindsey


                                           /s/ Peter Stolz
                                           -----------------------------------
                                           Peter Stolz

                                                                       EXHIBIT B

                                   AGREEMENT

                                    BETWEEN

                          QUINTEL ENTERTAINMENT, INC.,

                             CALLING CARD CO, INC.,

                                      AND

                         PSYCHIC READERS NETWORK, INC.
                         DATED: AS OF JANUARY 17, 1996

                               TABLE OF CONTENTS

ARTICLE 1:      DEFINITIONS...............................................................     1
     1.1        AMENDED AND RESTATED SERVICE AGREEMENT....................................     1
     1.2        CLOSING...................................................................     2
     1.3        CLOSING DATE..............................................................     2
     1.4        CLOSING MARKET PRICE......................................................     2
     1.5        COMMISSION................................................................     2
     1.6        COMMON STOCK..............................................................     2
     1.7        EBIT......................................................................     2
     1.8        EMPLOYMENT AGREEMENT......................................................     2
     1.9        ESCROW AGREEMENT..........................................................     2
     1.10       ESCROWEE..................................................................     2
     1.11       FEDER.....................................................................     2
     1.12       FYE.......................................................................     3
     1.13       LINDSEY...................................................................     3
     1.14       GAAP......................................................................     3
     1.15       NON-COMPETITION AND RIGHT OF FIRST REFUSAL AGREEMENT......................     3
     1.16       OTHER DOCUMENTS...........................................................     3
     1.17       PERSON....................................................................     3
     1.18       PRN PRINCIPALS............................................................     3
     1.19       QUINTEL ACCOUNTANTS.......................................................     3
     1.20       QUINTEL PRINCIPALS........................................................     3
     1.21       REGISTER; REGISTERED; REGISTRATION........................................     4
     1.22       REGISTRATION RIGHTS AGREEMENT.............................................     4
     1.23       SECURITIES ACT............................................................     4
     1.24       SHARES....................................................................     4
     1.25       STOLZ.....................................................................     4
ARTICLE 2:      TRANSFER OF NL INTEREST...................................................     4
     2.1        TRANSFER OF NL INTEREST...................................................     4
     2.2        THE SHARES................................................................     5
     2.3        FORFEITURE PROVISIONS REGARDING THE ESCROW SHARES.........................     5
     2.4        DELIVERY AND RELEASE OF CERTIFICATES FOR THE ESCROW SHARES................     6
     2.5        DETERMINATION OF EBIT.....................................................     6
     2.6        CLOSING...................................................................     7
     2.6.1      DELIVERIES BY PRN AT CLOSING..............................................     7
     2.6.2      DELIVERIES BY QUINTEL AT CLOSING..........................................     7
     2.6.3      DELIVERIES BY CALLING CARD AT CLOSING.....................................     8
     2.6.4      OTHER DELIVERIES AT CLOSING...............................................     8
     2.6.5      DISTRIBUTION OF NL'S RETAINED EARNING.....................................     8
ARTICLE 3:      REGISTRATION OF SHARES; LOCK-UP AGREEMENTS................................     9
     3.1        REGISTRATION OF SHARES....................................................     9
     3.2        LOCK UP AGREEMENTS: TREATMENT OF PRN PRINCIPALS AS "AFFILIATES";
                  LIMITATION ON SALE OF SHARES BY QUINTEL PRINCIPALS AND PRN PRINCIPALS
                  THROUGH SEPTEMBER 5, 1996...............................................     9
     3.3        ADDITIONAL LOCK UP AGREEMENT BY PRN PRINCIPALS DURING TWO YEAR PERIOD
                  FOLLOWING CLOSING.......................................................    11
     3.4        LOANS TO PRN PRINCIPALS...................................................    14

                                        i

ARTICLE 4:      REPRESENTATIONS AND WARRANTIES OF PRN.....................................    18
     4.1        EXISTENCE AND GOOD STANDING...............................................    18
     4.2        CAPITAL STOCK.............................................................    18
     4.3        FINANCIAL STATEMENTS......................................................    19
     4.4        TITLE TO NL INTEREST; ENCUMBRANCES........................................    20
     4.5        LITIGATION................................................................    20
     4.6        LIABILITIES...............................................................    20
     4.7        COMPLIANCE WITH LAWS......................................................    21
     4.8        LICENSES..................................................................    21
     4.9        NO CHANGES SINCE THE BALANCE SHEET DATE...................................    21
     4.10       VALID AGREEMENTS; RESTRICTIVE DOCUMENTS...................................    22
     4.11       REQUIRED APPROVALS, NOTICES AND CONSENTS..................................    23
     4.12       DISCLOSURE................................................................    23
ARTICLE 5:      REPRESENTATIONS OF QUINTEL AND CALLING CARD...............................    24
     5.1        EXISTENCE AND GOOD STANDING...............................................    24
     5.2        SHARES....................................................................    24
     5.3        FINANCIAL STATEMENTS......................................................    24
     5.4        LITIGATION................................................................    25
     5.5        LIABILITIES...............................................................    25
     5.6        COMPLIANCE WITH LAWS......................................................    26
     5.7        LICENSES..................................................................    26
     5.8        NO CHANGES SINCE THE BALANCE SHEET DATE...................................    27
     5.9        VALID AGREEMENTS; RESTRICTIVE DOCUMENTS...................................    27
     5.10       REQUIRED APPROVALS, NOTICES AND CONSENTS..................................    28
     5.11       DISCLOSURE................................................................    28
ARTICLE 6:      COVENANTS.................................................................    29
     6.1        FURTHER ASSURANCES........................................................    29
     6.2        NO BROKERS................................................................    29
ARTICLE 7:      SURVIVAL OF REPRESENTATIONS; INDEMNITY....................................    30
     7.1        SURVIVAL OF REPRESENTATIONS AND WARRANTIES OF PRN AND THE PRN
                  PRINCIPALS..............................................................    30
     7.2        OBLIGATION OF PRN AND THE PRN PRINCIPALS TO INDEMNIFY.....................    31
     7.3        SURVIVAL OF REPRESENTATIONS AND WARRANTIES OF QUINTEL AND CALLING CARD....    31
     7.4        OBLIGATION OF QUINTEL AND CALLING CARD TO INDEMNIFY.......................    32
     7.5        NOTICE AND OPPORTUNITY TO DEFEND..........................................    32
     7.5.1      NOTICE OF ASSERTED LIABILITY..............................................    32
     7.5.2      OPPORTUNITY TO DEFEND.....................................................    33
     7.5.3      SETTLEMENT................................................................    34
ARTICLE 8:      MISCELLANEOUS.............................................................    34
     8.1        EXPENSES..................................................................    34
     8.2        GOVERNING LAW.............................................................    35
     8.3        JURISDICTION..............................................................    35
     8.4        "KNOWLEDGE" DEFINED.......................................................    36
     8.5        DUTIES AND LIABILITIES OF ESCROWEE........................................    36
     8.6        CAPTIONS..................................................................    36
     8.7        NOTICES...................................................................    36
     8.8        SCHEDULES.................................................................    37
     8.9        PARTIES IN INTEREST.......................................................    37

     8.10       SEVERABILITY..............................................................    37
     8.11       COUNTERPARTS..............................................................    37
     8.12       ENTIRE AGREEMENT..........................................................    38
     8.13       AMENDMENTS................................................................    38
     8.14       THIRD-PARTY BENEFICIARIES.................................................    38

     AGREEMENT dated as of January 17, 1996 by and between QUINTEL ENTERTAINMENT, INC., a corporation organized under the laws of Delaware with offices at One Blue Hill Plaza, Pearl River, New York 10956 (hereafter referred to as "QUINTEL"), CALLING CARD CO, INC., a corporation organized under the laws of New York with offices at One Blue Hill Plaza, Pearl River, New York 10956 (hereafter referred to as "Calling Card"), and PSYCHIC READERS NETWORK, INC., a Florida corporation with offices at 2455 E. Sunrise Boulevard, Fort Lauderdale, Florida 33304 (hereafter referred to as "PRN").

                                  WITNESSETH:

     WHEREAS, the parties wish to confirm the terms upon which QUINTEL has agreed to acquire from PRN one hundred percent (100%) of the interest of PRN (the "NL Interest") in NEW LAUDERDALE, L.C. ("NL"), a Florida limited liability company.

     NOW, THEREFORE, in consideration of the agreements herein set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                            ARTICLE 1: DEFINITIONS.

     Capitalized terms used in this Agreement shall, unless the context otherwise requires, have the meanings specified in this Article 1. Certain additional defined terms are set forth elsewhere in this Agreement.

     1.1  AMENDED AND RESTATED SERVICE AGREEMENT.

     "Amended and Restated Service Agreement" means the Agreement among PRN, Quintel and Calling Card in the form annexed hereto as Schedule 1.1.

     1.2  CLOSING.

     "Closing" shall mean the consummation of the transfer of the NL Interest.

     1.3  CLOSING DATE.

     "Closing Date" shall mean the date on which the Closing occurs.

     1.4  CLOSING MARKET PRICE.

     "Closing Market Price" shall mean $7.125 ($7 1/8), the closing price of the Common Stock on January 17, 1996.

     1.5  COMMISSION.

     "Commission" means the United States Securities and Exchange Commission.

     1.6  COMMON STOCK.

     "Common Stock" means the shares of common stock par value U.S.$.001 per share of QUINTEL.

     1.7  EBIT.

     "EBIT" shall mean earnings before interest and taxes.

     1.8  EMPLOYMENT AGREEMENT.

     "Employment Agreement" means the agreement between Steven L. Feder and Calling Card in the form annexed hereto as Schedule 1.8.

     1.9  ESCROW AGREEMENT.

     "Escrow Agreement" means the agreement in the form annexed hereto as
Schedule 1.9.

     1.10  ESCROWEE.

     "Escrowee" means the firm of Feder, Kaszovitz, Isaacson, Weber, Skala & Bass LLP, attorneys for QUINTEL and Calling Card.

     1.11  FEDER.

     "Feder" means Steven L. Feder, one of the shareholders of PRN.

     1.12  FYE.

     "FYE" means Fiscal Year Ending.

     1.13  LINDSEY.

     "Lindsey" means Thomas H. Lindsey, one of the shareholders of PRN.

     1.14  GAAP.

     "GAAP" shall mean generally accepted accounting principles, consistently applied.

     1.15  NON-COMPETITION AND RIGHT OF FIRST REFUSAL AGREEMENT.

     "Non-Competition and Right of First Refusal Agreement" means the agreement in the form annexed hereto as Schedule 1.15.

     1.16  OTHER DOCUMENTS.

     "Other Documents" shall mean all Schedules and Exhibits to this Agreement and all other instruments, agreements and documents executed or to be executed by any party hereto in connection with the transactions contemplated hereby.

     1.17  PERSON.

     "Person" shall mean and include an individual, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or other department or agency thereof.

     1.18  PRN PRINCIPALS.

     "PRN Principals" shall mean each of Steven L. Feder, Peter Stolz and Thomas
H. Lindsey.

     1.19  QUINTEL ACCOUNTANTS.

     "QUINTEL Accountants" shall mean Feldman Gutterman Meinberg & Co. while they continue to act as one of QUINTEL's accounting firms, or, if they are no longer acting in such capacity, such other firm of certified public accountants then acting as accountants for QUINTEL.

     1.20  QUINTEL PRINCIPALS.

     "QUINTEL Principals" shall mean each of Jeffrey L. Schwartz, Michael G. Miller, Jay Greenwald, Claudia Newman Hirsch and Andrew Stollman.

     1.21  REGISTER; REGISTERED; REGISTRATION.

     The terms "register," "registered" and "registration" shall refer to a registration effected by preparing and filing a Registration Statement with the Commission in compliance with the Securities Act and/or the Securities and Exchange Act of 1934, and applicable rules and regulations under either such Act, and the declaration or ordering of the effectiveness of such Registration Statement.

     1.22  REGISTRATION RIGHTS AGREEMENT.

     "Registration Rights Agreement" means the agreement in the form of Schedule
1.22 annexed hereto.

     1.23  SECURITIES ACT.

     "Securities Act" shall mean the Securities Act of 1933, as amended.

     1.24  SHARES.

     "Shares" shall mean the shares of QUINTEL's Common Stock delivered to PRN in exchange for the NL Interest.

     1.25  STOLZ.

     "Stolz" means Peter Stolz, one of the shareholders of PRN.

                      ARTICLE 2: TRANSFER OF NL INTEREST.

     2.1  TRANSFER OF NL INTEREST.

     QUINTEL and PRN hereby confirm in this Agreement the terms and conditions pursuant to which PRN has agreed to sell and transfer to NL Corp., a Delaware corporation which is a subsidiary of QUINTEL, and NL Corp. shall acquire PRN's NL Interest from PRN in consideration for the Shares upon the terms set forth in this Agreement.

     2.2  THE SHARES.

     The Shares will consist of three million two hundred thousand (3,200,000) shares of QUINTEL's common stock par value $.001 per share.

          2.2.1 The certificates representing the Shares will bear the following legend:

        "Any transfer or other disposition of the shares represented by this certificate is subject to the provisions of an Agreement dated as of January 17, 1996 among Quintel Entertainment, Inc. (the "Corporation"), Calling Card Co., Inc., Psychic Readers Network, Inc., Steven L. Feder, Thomas H. Lindsey, Jay Greenwald, Michael Miller, Claudia Newman, Jeffrey Schwartz, Andrew Stollman and Peter Stolz. The shares of stock represented by this certificate have not been registered under the United States Securities Act of 1933, as amended (the "Act") and may be transferred only if (i) registered under the Act and if the requirements of any state having jurisdiction are complied with or (ii) the transfer is exempt from such registration and state requirements and counsel reasonably acceptable to the Corporation has delivered to the Corporation a written opinion reasonably acceptable to the Corporation setting forth the basis for such exemption."

     2.3  FORFEITURE PROVISIONS REGARDING THE ESCROW SHARES.

     One million two hundred thousand (1,200,000) of the Shares (hereafter referred to as the "Escrow Shares") shall be subject to forfeiture as set forth below:

          i. None of the 1,200,000 Escrow Shares shall be forfeited and all of the Escrow Shares shall be delivered to PRN, if (1) NL's EBIT for the entire FYE 11/30/96 is at least twelve million ($12,000,000) dollars, or
     (2) NL's EBIT for the first or second quarters of FYE 11/30/96 is at least five million ($5,000,000) dollars, or (3) NL's aggregate EBIT for the first and second quarters of FYE 11/30/96 is at least five million ($5,000,000) dollars;

          ii. If none of the conditions set forth in subparagraph 2.3-i. is satisfied, but NL's EBIT for either the first quarter of FYE 11/30/96 or the second quarter of FYE 11/30/96 is at least three million ($3,000,000) dollars, then 400,000 Escrow Shares shall be forfeited and delivered to QUINTEL, and 800,000 Escrow Shares shall be delivered to PRN;

          iii. If none of the conditions set forth in subparagraphs 2.3-i or 2.3-ii is satisfied, but if NL's EBIT in each of the first quarter of FYE 11/30/96 and the second quarter of FYE 11/30/96 is more than two million ($2,000,000) dollars, then 400,000 Escrow Shares shall be forfeited and delivered to QUINTEL, and 800,000 Escrow Shares shall be delivered to PRN; and

          iv. If none of the conditions set forth in subparagraphs 2.3-i., 2.3-ii. or 2.3-iii. is satisfied, but if NL's EBIT for either the first quarter of FYE 11/30/96 or the second quarter of FYE 11/30/96 is more than two million ($2,000,000) dollars, then 800,000 Escrow Shares shall be forfeited and delivered to QUINTEL, and 400,000 Escrow Shares shall be delivered to PRN; and

          v. If none of the conditions set forth in subparagraphs 2.3-i., 2.3-ii., 2.3-iii., or 2.3-iv. is satisfied, then all of the 1,200,000 Escrow Shares shall be forfeited and delivered to QUINTEL.

     2.4  DELIVERY AND RELEASE OF CERTIFICATES FOR THE ESCROW SHARES.

     At the Closing, the certificates representing the Escrow Shares shall be delivered to QUINTEL's counsel as Escrowee, and shall be held by Escrowee pursuant to the terms of the Escrow Agreement. Upon the determination of EBIT for a fiscal quarter, certificates representing the number of Escrow Shares, if any, to which PRN would then be entitled shall be promptly delivered to the PRN Principals (allocated among them in the same proportion as the Shares were allocated among them). No Escrow Shares shall be forfeited and delivered to Quintel until the determination of EBIT for the entire FYE 11/30/96.

     2.5  DETERMINATION OF EBIT.

     The determination of EBIT for any period shall be made by the QUINTEL Accountants in accordance with GAAP and consistent with past practices in connection with the preparation of NL's financial statements. In the event PRN disagrees with the QUINTEL Accountant's treatment of any item of income or expense in determining EBIT, PRN shall have the right to appoint its own firm of certified public accountants (the "PRN Accountants") to examine the issue within fifteen (15) business days following receipt of the QUINTEL Accountants' determination, and if the PRN Accountants and the QUINTEL Accountants cannot resolve the issue within thirty (30) days, then a third accountant will be selected by PRN's Accountants and the QUINTEL Accountants and the decision of a majority of the three accounting firms (which shall be in accordance with GAAP and consistent with past practices in connection with the preparation of NL's financial statements) shall be final and binding upon the parties. Each party shall bear the cost of its own accountant, but in the event of the appointment of a third accountant, the party against whom the issue is resolved shall bear the cost of the third accountant.

     2.6  CLOSING.

     The Closing shall take place concurrently with the execution of this Agreement at the offices of Feder, Kaszovitz, Isaacson, Weber, Skala & Bass LLP, 750 Lexington Avenue, New York, New York.

          2.6.1  DELIVERIES BY PRN AT CLOSING.

          At Closing, PRN shall deliver to QUINTEL:

             i. documents transferring and assigning the NL Interest to QUINTEL or its subsidiary acquiring the NL Interest;

             ii. the Escrow Agreement executed by PRN;

             iii. the Non-Competition and Right of First Refusal Agreement to be executed by PRN and the PRN Principals;

             iv. an opinion letter of PRN's counsel Holland & Knight;

             v. the Amended and Restated Service Agreement, and the Letter of Instruction referred to therein;

             vi. a copy of PRN's Certificate of Incorporation, including all amendments, certified by the Secretary of State of Florida;

             vii. a certificate from Florida to the effect that such corporation is in good standing in Florida.

             viii. such other documents or instruments as may be necessary in order to consummate the transactions described in this Agreement.

          2.6.2  DELIVERIES BY QUINTEL AT CLOSING.


          At Closing, QUINTEL shall deliver to PRN:

             i. certificates representing Two Million (2,000,000) Shares divided among the PRN Principals as follows:

                890,000 Shares to Feder                   44.5%
                890,000 Shares to Lindsey                 44.5%
                220,000 Shares to Stolz                   11%

             ii. the Escrow Agreement executed by QUINTEL;

             iii. the Non-Competition and Right of First Refusal Agreements executed by QUINTEL;

             iv. the opinion of QUINTEL's counsel Feder, Kaszovitz, Isaacson, Weber, Skala & Bass LLP;

             v. a certificate from the Secretary of State of the State of Delaware to the effect that QUINTEL is in good standing in such state.

             vi. such other documents or instruments as may be necessary in order to consummate the transactions described in this Agreement.

        2.6.3  DELIVERIES BY CALLING CARD AT CLOSING.

          At Closing, Calling Card shall deliver:

             i. the Employment Agreement executed by Calling Card;

             ii. such other documents or instruments as may be necessary in order to consummate the transactions described in this Agreement.

        2.6.4  OTHER DELIVERIES AT CLOSING.

        At Closing, the following shall be delivered:

             i. the Employment Agreement executed by Feder shall be delivered by Feder;

             ii. the Non-Competition and Right of First Refusal Agreements executed by the PRN Principals shall be delivered by each of them;

             iii. a certificate representing the Escrow Shares will be delivered by Quintel to the Escrow Agent.

             iv. the Letter of Direction and Stock Powers referred to in Section 3.4.1.1.

        2.6.5  DISTRIBUTION OF NL'S RETAINED EARNING.

     At Closing PRN will be entitled to receive fifty (50%) percent of NL's retained earnings, for the period from February 1, 1996 through the Closing Date, plus the Deferred Tax Asset (as such term is defined in this paragraph); PRN's share of the retained earnings plus the Deferred Tax Asset shall be collectively referred to in this paragraph as "PRN's Retained Earnings Distribution". The term "Deferred Tax Asset" shall mean an amount equal to forty (40%) percent of the difference between (i) PRN's share of NL's Retained Earnings determined under GAAP as at Closing and (ii) the amount of NL's Retained Earnings allocable to PRN for tax purposes from the inception of NL through the Closing. PRN's Retained Earnings Distribution shall be determined by QUINTEL's Accountants in accordance with GAAP based upon a review of NL's financial statements as of the Closing Date. In the event of any disagreement between QUINTEL and PRN regarding the treatment of any item of income or expense or any other item bearing upon the special determination, the dispute shall be resolved in the same manner provided for in paragraph 2.5.

     PRN's Retained Earnings Distribution shall be paid to it within five (5) business days after delivery of the QUINTEL's Accountant's determination (subject to adjustment in the event of dispute upon resolution of the dispute in accordance with the procedure described in paragraph 2.5), provided, however, that to the extent that NL's available cash is insufficient to pay PRN's Retained Earnings Distribution as of such payment date, the amount of such shortfall shall be paid by NL in equal amounts to PRN, with interest at the prime rate and such obligation shall evidenced by an Earnings Distribution Note in the form annexed as Schedule 2.6, which will provide for aggregate monthly minimum payments of principal of $75,000.00 plus 50% of cash flow in excess of $500,000.00.

             ARTICLE 3: REGISTRATION OF SHARES; LOCK-UP AGREEMENTS.

     3.1 REGISTRATION OF SHARES.

          3.1.1 QUINTEL agrees that it will, as promptly as practicable after the Closing, file, and use its best efforts to cause to become effective under the Securities Act, a registration statement covering the Shares (the "Registration Statement") to permit the public distribution, which shall include the resale on a continuing basis, of the Shares by the PRN Principals, in accordance with the Registration Rights Agreement.

     3.2 LOCK UP AGREEMENTS: TREATMENT OF PRN PRINCIPALS AS "AFFILIATES"; LIMITATION ON SALE OF SHARES BY QUINTEL PRINCIPALS AND PRN PRINCIPALS THROUGH SEPTEMBER 5, 1996.

          3.2.1 The PRN Principals by their execution of this Agreement agree that for as long as the PRN Principals as a group hold Shares which in the aggregate constitute five (5%) percent or more of the total voting shares of common stock of QUINTEL, the PRN Principals will not sell or otherwise dispose of that number of their Shares which in the aggregate exceed the number of shares which could be sold if the provisions of Rule 144-e(1) (as in effect on the date of this Agreement) promulgated under the Securities Act, applied to each PRN Principal as if the Shares were "restricted securities" as defined in Rule 144(a)(3) notwithstanding the fact that the Shares may have been registered for sale under the Securities Act or that each of the PRN Principals may not be an "affiliate" as defined in Rule 144(a)(1); provided, however, that if a PRN Principal's Shares are not in fact "restricted securities" as defined in Rule 144(a)(3), such PRN Principal shall be permitted to sell that number of Shares whose net proceeds (deducting brokerage commissions only) is equal to (x) the principal amount of a loan made by Quintel to a PRN Principal pursuant to
     Section 3.4.2 of this Agreement or (y) to pay the PRN Principal's Net Tax Liability (as such term is defined below), if any.

             3.2.1.1 The term "Net Tax Liability" shall apply only if the acquisition of the NL Interest is not treated as a tax-free transaction, and shall mean, in such event,

             A. Twenty eight (28%) percent (or such lesser percentage at which the capital gain from the sale of the NL Interest is taxed under the Internal Revenue Code) of the sum of:

                (i) the Closing Market Price of all of such PRN Principal's Shares multiplied by One minus the Appraisal Discount (defined below), and

                (ii) the proceeds, if any, realized by the PRN Principal from the sale of Shares prior to the date of any loan provided for herein or the due date of a PRN Principal's Net Tax Liability;

           less:

             B.  Sixty (60%) percent of the product obtained by multiplying

             (1) NL's retained earnings through the Closing Date distributed to PRN by

             (2)  the PRN Principal's equity interest in PRN.

             3.2.1.2 The term "Appraisal Discount" means the discount applied by the PRN Principals' expert in valuing the Shares for tax purposes.

          3.2.2 Each PRN Principal and each QUINTEL Principal agrees that from the Closing Date until September 5, 1996 they will not sell among them during any three (3) month period occurring prior to September 5, 1996 that number of shares of Common Stock which exceeds the greater of (1) 750,000 shares of Common Stock or (2) that number of shares of Common Stock equal to the product of (x) the average weekly trading volume of the Common Stock during the four calendar weeks preceding a sale of shares of Common Stock multiplied by (y) five (5).

             3.2.2.1 In determining the number of shares of Common Stock which may be sold by each PRN Principal and QUINTEL Principal during any three
        (3) month period referred to in Section 3.2.2, the PRN Principals shall be entitled to sell among them in the aggregate one-sixth ( 1/6) of the aggregate number of shares of Common Stock which may be sold by all of the PRN Principals and QUINTEL Principals during such period, and each QUINTEL Principal shall be entitled to sell one-sixth ( 1/6) of the aggregate number of shares of Common Stock which may be sold by all of the PRN Principals and QUINTEL Principals during such period.

     3.3 ADDITIONAL LOCK UP AGREEMENT BY PRN PRINCIPALS DURING TWO YEAR PERIOD FOLLOWING CLOSING.

     In addition to the lock up agreements provided for in Section 3.2 of this Agreement, the PRN Principals agree that during the two (2) year period following the Closing (hereafter referred to as the "Section 3.3 Lock Up Period") the PRN Principals will not sell or otherwise dispose of their shares of Common Stock (including any shares of Common Stock which they may acquire in addition to the Shares but excluding 86,000 shares of Common Stock owned by the PRN Principals as of the date hereof) except as provided in this Section 3.3.

          3.3.1 If a QUINTEL Principal decides to sell any Common Stock, the QUINTEL Principal shall give notice to the PRN Principals and each other QUINTEL Principal of his or her intention to sell shares of Common Stock not later than twenty-four (24) hours prior to the date on which the QUINTEL Principal wishes to commence such sale (such notice of sale is referred to as the "Sale Notice" and a QUINTEL Principal giving a Sale Notice is referred to as the "Selling QUINTEL Principal"). The Sale Notice shall:

             i. set forth the number of shares of Common Stock which the Selling QUINTEL Principal wishes to sell (the number of shares identified in a Sale Notice is referred to as the "Base Shares");

             ii. the date on which the Selling QUINTEL Principal proposes to commence selling such shares (such date is referred to as the "First Sale Date").

        The First Sale Date shall not be earlier than forty-eight (48) hours following the giving of the Sale Notice by the Selling QUINTEL Principal. The PRN Principals shall then have the right to sell that number of their shares of Common Stock (the "Aggregate PRN Shares") equal to the product of the number of shares of Common Stock owned by all of the PRN Principals at the date of the Sale Notice multiplied by a fraction (hereafter referred to as the "UINTEL Calculation Fraction"), the numerator of which is the number of Base Shares identified in the Sale Notice by the Selling QUINTEL Principal and the denominator of which is the total number of shares of Common Stock owned by all of the QUINTEL Principals as of the date of the Sale Notice. As among them, the PRN Principals shall each have the right to then sell that number of shares of Common Stock equal to the Aggregate PRN Shares multiplied by a fraction (hereafter referred to as the "PRN Calculation Fraction"), the numerator of which is the number of shares of Common Stock owned by the PRN Principal and the denominator of which is the total number of shares of Common Stock owned by all of the PRN Principals.

             3.3.1.1 Each PRN Principal may give written notice to any other PRN Principal that the PRN Principal does not wish to sell all or a portion of his allocated portion of the Aggregate PRN Shares (hereafter such number of shares of Common Stock of the Aggregate PRN Shares which a PRN Principal would be entitled to sell but determines not to sell is referred to as the "Waived Shares"), in which event the other PRN Principals shall have the right to sell an additional number of shares of Common Stock equal to the product of the Waived Shares multiplied by a fraction, the numerator of which is the number of shares of Common Stock owned by such PRN Principal and the denominator of which is the total number of shares of Common Stock owned by the PRN Principals other than the PRN Principal giving notice of his election not to sell the Waived Shares.

        Any Waived Shares which any other PRN Principal decides not to sell, may then be sold by the remaining PRN Principal.

             3.3.1.2 The lock-up agreement set forth in this Section 3.3 shall not apply to the sale by the PRN Principals of that number of shares of Common Stock which equals (A) the result obtained by dividing (i) the Net Tax Liability by (ii) the market price of the Common Stock on April 14, 1997, or (B) the result obtained by dividing (i) the principal balance of a loan made pursuant to Section 3.4 which has come due by
        (ii) the market price of the Common Stock on the date preceding such due date. In the event of a sale by a PRN Principal pursuant to the exception provided for in this subsection 3.3.1.2, the QUINTEL Principals shall be free to sell that number of shares of Common Stock which equals the product obtained by multiplying the total number of shares of Common Stock owned by the QUINTEL Principals by a fraction, the numerator of which is the number of shares of Common Stock sold by the PRN Principals pursuant to the exception provided for in this subsection 3.3.1.2. and the denominator of which is the total number of shares of Common Stock owned by the PRN Principals prior to such sale.

             3.3.1.3 The PRN Principals and the QUINTEL Principals agree that any Sale Notice for purposes of this Section 3.3 or Section 3.4 shall be effective as to that PRN Principal or QUINTEL Principal if it is given orally by telephone or in person, followed immediately by written notice given by facsimile or overnight delivery or mail to the addresses and facsimile numbers set forth under each person's signature at the end of this Agreement, or to such other address or fax number which is given in writing to all parties to this Agreement.

     3.4  LOANS TO PRN PRINCIPALS.

          3.4.1 If at the time a Selling QUINTEL Principal gives a Sale Notice during the Section 3.3 Lock Up Period, a Registration Statement covering the Shares has not become effective under the Securities Act and, in the opinion of counsel to QUINTEL, the sale of the Shares is not permitted under an applicable exemption from the registration requirements under the Securities Act and applicable state law requirements, then the PRN Principals shall have the right to require the Selling Quintel Principal to sell that number of additional shares of Common Stock (such additional number of shares is referred to as the "Aggregate Additional Shares") equal to the number of shares of Common Stock owned by the PRN Principals multiplied by the Quintel Calculation Fraction and to loan the Net Additional Sale Proceeds (as defined in Section 3.4.1.3) to the PRN Principals exercising their Section 3.4.1 Loan Right (as such term is defined herein). Each PRN Principal shall have a Section 3.4.1 Loan Right as to that number of shares of Common Stock equal to the product of the Aggregate Additional Shares multiplied by the PRN Calculation Fraction. The right of a PRN Principal to require a Selling QUINTEL Principal to sell additional shares of Common Stock pursuant to this Section 3.4.1 and make the loan required under this Section 3.4.1 is referred to as the "Section
     3.4.1 Loan Right".

             3.4.1.1 A Section 3.4.1 Loan Right may only be exercised by a PRN Principal if a PRN Principal gives notice of exercise (the "Exercise Notice") to the Selling QUINTEL Principal not later than twenty-four
        (24) hours prior to the First Sale Date, and if certificates representing the shares of Common Stock as to which the Section 3.4.1 Loan Right is being exercised (hereafter the number of shares as to which a Section 3.4.1 Loan Right is exercised by a PRN Principal are referred to as the "Section 3.4.1 Shares"), together with stock powers signed in blank in form for transfer of the Section 3.4.1 Sale Shares are delivered to the Selling QUINTEL Principal not later than the First Sale Date to secure repayment of the loan made pursuant to this Section
        3.4.1 (hereafter referred to as "Section 3.4.1 Loan"). Time shall be of the essence with respect to the deliveries required under this Paragraph
        3.4.2.1. At Closing, the PRN Principals shall deliver to the Escrowee
        certificates representing [            ] shares of Common Stock,
        together with stock powers signed in blank in form for transfer, and a Letter of Direction authorizing and directing the Quintel Principals to sell the Aggregate Additional Shares pursuant to this Section 3.4.1 and agreeing to accept the resulting Section 3.4.1 Loan and execute the Loan Documents referred to in Section 3.4.1.4, and granting the Quintel Principals a power of attorney to execute the Loan

        Documents. The Letter of Direction shall be effective from the Closing until revoked by a PRN Principal by notice to the Escrowee and the Chairman of Quintel. Upon such revocation, any certificates for shares of Common Stock which have not been sold as provided for herein shall be returned to the PRN Principals.

             3.4.1.2 The Selling QUINTEL Principal shall increase the number of shares offered for sale pursuant to a Sale Notice by the number of the
        Section 3.4.1 Shares identified in the Exercise Notice (the sum of the Base Shares and the Section 3.4.1 Shares is referred to as the "Covered Shares"). Any Covered Shares not sold by the Selling QUINTEL Principal within five (5) trading days following the expiration of the Exercise Period resulting from a Sale Notice (such five (5) day period is referred to as the "Sale Period") shall be allocated between the PRN Principal and the Selling Quintel Principal in the same ratio as the original number of Base Shares bears to the original number of Section
        3.4.1 Shares, and certificates representing the number of Covered Shares so allocated to the PRN Principal shall be promptly returned to the PRN Principal and any sale of such number of Shares shall require the delivery of a new Sale Notice and give rise to a new Section 3.4.1 Loan Right for each PRN Principal.

             3.4.1.3 The amount of the Section 3.4.1 Loan by the Selling Quintel Principal to the PRN Principal exercising a Section 3.4.1 Loan Right shall be equal to (A) one (1) minus the combined marginal federal and state income tax rate of the Quintel Principal multiplied by (B) the average price per share of the Covered Shares which the Selling QUINTEL Principal sells pursuant to the Sale Notice (such amount is referred to as the "Net Additional Sale Proceeds") during the Sale Period.

             3.4.1.4 The Section 3.4.1 Loan shall be made to the PRN Principals exercising their Section 3.4.1 Loan Right within five (5) business days after expiration of the Sale Period. Each Section 3.4.1 Loan shall be evidenced by a Note in the form annexed hereto as Schedule 3.4.1(A) (the "Section 3.4.1 Note"), which will be executed and delivered upon the making of the Section 3.4.1 Loan, and repayment shall be secured by a pledge of the Section 3.4.1 Sale Shares pursuant to the Security Agreement in the form annexed hereto as Schedule 3.4.1(B) (the "Security Agreement"), and shall be jointly and severally guaranteed by the PRN Principals pursuant to a guaranty in the form annexed hereto as Schedule 3.4.1-(C) (the "Guaranty"). Each Section 3.4.1 Note shall bear interest at the rate equal to the minimum 'Applicable Federal Rate' required by
        Section 7872 of the Internal Revenue Code on the date the loan is made, with such interest payable monthly and the entire balance of interest and principal shall be repayable in full within five (5) business days after the first to occur of (i) the date a Registration permitting the sale of the Shares under the Securities Act becomes effective or (ii) the sale of the Shares is exempt from such registration and applicable state law requirements in the opinion of counsel to Quintel.

          3.4.2 QUINTEL agrees that, in the event that (i) the market price of QUINTEL's Common Stock on April 15, 1997 is not at least eighty (80%) percent of the Closing Market Price of the Common Stock, or (ii) a Registration Statement covering the Shares has not become effective under the Securities Act and, in the opinion of counsel to QUINTEL, the sale of the Shares is not permitted under an applicable exemption from the registration requirements under the Securities Act and applicable state law requirements, and if QUINTEL or the PRN Principals have been unable to arrange for a loan, secured by the Shares, in an amount equal to the PRN Principal's Net Tax Liability, then QUINTEL shall, on or about April 15, 1997, at the request of the PRN Principals, make a loan to each PRN Principal requesting a loan in an amount equal to the PRN Principal's Net Tax Liability, provided, however, that in no event shall the total amount of all loans made to the PRN Principals exceed two million five hundred thousand ($2,500,000.00) dollars in the aggregate.

             3.4.2.1  Each loan to a PRN Principal by QUINTEL pursuant to this
        Section 3.4.2 (a "Section 3.4.2 Loan") will be evidenced by a Promissory
        Note in the form annexed hereto as Schedule 3.4.2 (each referred to as a "Section 3.4.2 Note") and secured by a pledge of all of the Holder's Shares pursuant to the Security Agreement, and shall be jointly and severally guaranteed by the PRN Principals pursuant to the Guaranty, which documents shall be executed by the PRN Principal upon the making of the loan. Each Section
        3.4.2. Loan shall be repayable upon the earlier of (x) 24 months after the loan is made or (y) if the Section 3.4.2 Loan was made pursuant to subclause (i) of this Section 3.4.2, in the event that the Common Stock trades at the Closing Market Price or higher for five (5) days during any consecutive thirty (30) day period after the date of the Section
        3.4.2. Loan, on the date which is five (5) business days following such event, or (z) if the Section 3.4.2 Loan was made pursuant to subclause
        (ii) of this Section 3.4.2, within five (5) business days after the first to occur of (xx) the date a Registration permitting the sale of the Shares under the Securities Act becomes effective or (yy) the sale of the Shares is exempt from such registration and applicable state law requirements in the opinion of counsel to Quintel.

               ARTICLE 4:  REPRESENTATIONS AND WARRANTIES OF PRN.

     PRN and by their signatures at the end of this Agreement, the PRN Principals jointly and severally represent, warrant and covenant to QUINTEL and Calling Card the following:

     4.1  EXISTENCE AND GOOD STANDING.

     PRN is a corporation validly existing under the laws of Florida, and has all requisite power and authority to own, lease and operate all its properties and to carry on its business as now being conducted.

     4.2  CAPITAL STOCK.

     PRN has an authorized capitalization consisting of One Thousand (1,000) shares par value $1.00, of which four hundred and forty five (445) shares are issued to Feder, one hundred and ten (110) shares are issued to Stolz and four hundred and forty five (445) shares are issued to Lindsey. All such outstanding shares have been duly authorized and validly issued and are fully paid and non-assessable, and have not been issued in violation of any preemptive rights of stockholders. No other class of capital stock of PRN is authorized or outstanding. There are no outstanding options, warrants, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements of any character providing for the purchase, issuance or sale of any shares of the capital stock of PRN.

     4.3  FINANCIAL STATEMENTS.

          4.3.1 PRN and the PRN Principals have reviewed the following financial statements (the "Financial Statements"):

     4.4  TITLE TO NL INTEREST; ENCUMBRANCES.

     PRN has good and marketable title to the NL Interest, subject to no encumbrance, lien, charge or other restriction of any kind or character.

     4.5  LITIGATION.

     Except as set forth in Schedule 4.5 to this Agreement, to their best knowledge, information and belief, there is no action, suit, proceeding at law or in equity by any Person, or any arbitration or any administrative or other proceeding by or before any governmental or other instrumentality or agency, pending, threatened, against or affecting NL, or any of its properties or rights, and they do not know of any valid basis for any such action, proceeding or investigation. Except as set forth on Schedule 4.5, neither PRN, the PRN Principals nor NL is subject to any judgment, order or decree entered in any lawsuit or proceeding which would prevent or interfere with the consummation of the transactions contemplated hereby.

     4.6  LIABILITIES.

     NL has no outstanding claims against it or liabilities or indebtedness, contingent or otherwise, except as set forth in the Balance Sheet or referred to in the footnotes thereto, other than (i) liabilities incurred subsequent to the Balance Sheet Date in the ordinary course of business and consistent with past practice and other liabilities, which individually or in the aggregate, are not material to the business prospects, operation, properties, income or condition (financial or otherwise) of NL or (ii) liabilities set forth on any Schedule hereto.

     4.7  COMPLIANCE WITH LAWS.

     To the best of their knowledge, information and belief, NL is in compliance in all material respects with all applicable foreign, federal, state and local laws, regulations and orders and all other applicable requirements of any governmental, regulatory or administrative agency or authority or court or other tribunal having jurisdiction, the violation of which, individually or in the aggregate, would have a material adverse effect on NL's business or its financial conditions or prospects. To the best of their knowledge, information and belief, NL is not now charged with, and is not now under individual investigation with respect to, any violation of any law, regulations, or order affecting its business, and NL has filed all reports required to be filed with any governmental, regulatory or administrative agency.

     4.8  LICENSES.

     To the best of their knowledge, information and belief, NL has all licenses and permits and other governmental certificates, authorizations and approvals (collectively, "License") required by any governmental or regulatory body for the operation of its business and the use of its properties as presently operated or used, except where the failure to have such Licenses would not have a material and adverse effect on the financial condition, results of operations, assets, properties or business of NL. All of the Licenses are in full force and effect and no action or claim is pending, nor to the best of their knowledge, information and belief is threatened, to revoke or terminate any of the Licenses or declare any License invalid in any material respect.

     4.9  NO CHANGES SINCE THE BALANCE SHEET DATE.

     Since the Balance Sheet Date, except as specifically stated on Schedule 4.9 to this Agreement, PRN has not

          (a) incurred on behalf of NL any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except in the ordinary course of business;

          (b) permitted any of NL's assets to be subjected to any mortgage, pledge, lien, security interest, encumbrance, restriction or charge of any kind;

          (c) sold, transferred or otherwise disposed of any of NL's assets except in the ordinary course of business;

          (d) amended or terminated any agreement which is material to the business of NL;

          (e) agreed, whether or not in writing, to do any of the foregoing.

     4.10  VALID AGREEMENTS; RESTRICTIVE DOCUMENTS.

     PRN and the PRN Principals each has the full legal right and capacity to execute, deliver and perform this Agreement and the Other Documents and the transactions contemplated thereby, each of which has been duly authorized by all necessary corporate action of PRN. This Agreement and the Other Documents have been duly executed and delivered by PRN and the PRN Principals and constitute the valid and binding obligation of each of them enforceable against each in accordance with their terms except as the enforcement thereof may be limited by bankruptcy, reorganization, moratorium, insolvency and other laws of general applicability relating to or affecting creditors' rights or general principles of equity. None of PRN or the PRN Principals is subject to, or a party to, any charter, by-law, mortgage, lien, lease, license, permit, agreement, contract, instrument, law, rule, ordinance, regulation, order, judgment or decree, or any other restriction of any kind or character, which would prevent consummation of the transactions contemplated by this Agreement or compliance by them with the terms, conditions and provisions of this Agreement and the Other Documents. The execution, delivery and performance of this Agreement and the Other Documents and the consummation of the transactions contemplated thereby will not

          (i) violate, conflict with or result in the breach of any provision of the charter documents or by-laws of PRN;

          (ii) violate, conflict with or result in the breach or material modification of any of the terms of, or constitute (or with notice or lapse of time or both constitute) a default under, or otherwise give any other contracting party the right to accelerate or terminate, any obligation, contract, agreement, lien, judgment, decree or other instrument to which PRN or any of the PRN Principals is a party or by or to which any of them or any of their assets or properties may be bound or subject;

          (iii) violate any order, writ, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body against, or binding upon, PRN or any of the PRN Principals or upon any of their assets; or

          (iv) violate any statute, law or regulation of any jurisdiction.

     4.11  REQUIRED APPROVALS, NOTICES AND CONSENTS.

     No consent or approval of, other action by, or notice to, any governmental body or agency, domestic or foreign, or any third party is required in connection with the execution and delivery by PRN and the PRN Principals of this Agreement and the Other Documents or the consummation by PRN and the PRN Principals of the transactions contemplated thereby.

     4.12  DISCLOSURE.

     None of this Agreement, the Financial Statements, any Schedule hereto, or any certificate, document or written statement to be delivered as required under this Agreement by or on behalf of PRN or the PRN Principals contains, or will contain, any untrue statement of a material fact, or omits, or will omit, any statement of a material fact required to be stated or necessary in order to make the statements contained herein or therein not misleading. There is no fact known to PRN or the PRN Principals which materially and adversely affects the business, prospects or financial condition of NL or its properties or assets, which has not been, or will not be, set forth in this Agreement or any Schedule hereto, or in the certificates, documents or statements in writing to be delivered at the Closing.

             ARTICLE 5: REPRESENTATIONS OF QUINTEL AND CALLING CARD

     QUINTEL and Calling Card jointly and severally represent, warrant and covenant to PRN as follows:

     5.1  EXISTENCE AND GOOD STANDING.

     QUINTEL is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Calling Card is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. Calling Card is a wholly owned subsidiary of QUINTEL.

     5.2  SHARES.

     The Shares delivered at Closing have been duly authorized and validly issued and are fully paid and non-assessable and have not been issued in violation of any preemptive rights of stockholders.

     5.3  FINANCIAL STATEMENTS.

          5.3.1  QUINTEL has reviewed the Financial Statements.

          5.3.2 The Financial Statements are true and correct and, except as stated therein, have been prepared in accordance with GAAP throughout the periods indicated. Each of the balance sheets fairly presents the financial condition of NL at the date thereof and, except as indicated therein, reflects all claims against and all debts and liabilities of NL, fixed or contingent, as at the date thereof, required to be shown thereon under GAAP and the related statements of operations and cash flows accurately present the results of operation of NL and cash flows for the period indicated.

          5.3.3  Since the Balance Sheet Date, except as set forth on Schedule
     4.3.3 to this Agreement, there has been (a) no material adverse change in the assets or liabilities, or in the business or financial condition, the results of operations, or to the best knowledge, information and belief of QUINTEL in the prospects, of NL and (b) no change in the assets or liabilities, or in the business or financial condition, or the results of operations, of NL except in the ordinary course of business; and no fact or condition exists to the best knowledge, information and belief of QUINTEL, or is contemplated or threatened, which might cause such a material adverse change in the future.

     5.4  LITIGATION.

     Except as set forth in Schedule 4.5 to this Agreement, to its best knowledge, information and belief, there is no action, suit, proceeding at law or in equity by any Person, or any arbitration or any administrative or other proceeding by or before any governmental or other instrumentality or agency, pending, threatened, against or affecting NL, or any of its properties or rights, and it does not know of any valid basis for any such action, proceeding or investigation. Except as set forth on Schedule 4.5, neither QUINTEL nor NL is not subject to any judgment, order or decree entered in any lawsuit or proceeding which would prevent or interfere with the consummation of the transactions contemplated hereby.

     5.5  LIABILITIES.

     NL has no outstanding claims against it or liabilities or indebtedness, contingent or otherwise, except as set forth in the Balance Sheet or referred to in the footnotes thereto, other than (i) liabilities incurred subsequent to the Balance Sheet Date in the ordinary course of business and consistent with past practice and other liabilities which individually or in the aggregate, are not material to the business prospects, operation, properties, income or condition (financial or otherwise) of NL or (ii) liabilities set forth on any Schedule hereto or which are not required to be set forth on any Schedule hereto because such liabilities are specifically excluded from disclosure on the Schedules provided for by the provisions of this Agreement.

     5.6  COMPLIANCE WITH LAWS.

     To the best of its knowledge, information and belief, NL is in compliance in all material respects with all applicable foreign, federal, state and local laws, regulations and orders and all other applicable requirements of any governmental, regulatory or administrative agency or authority or court or other tribunal having jurisdiction, the violation of which, individually or in the aggregate, would have a material adverse effect on

NL's business or its financial conditions or prospects. To the best of its knowledge, information and belief, NL is not now charged with, and is not now under individual investigation with respect to, any violation of any law, regulations, or order affecting its business, and NL has filed all reports required to be filed with any governmental, regulatory or administrative agency.

     5.7  LICENSES.

     To the best of its knowledge, information and belief, NL has all Licenses required by any governmental or regulatory body for the operation of its business and the use of its properties as presently operated or used, except where the failure to have such Licenses would not have a material and adverse effect on the financial condition, results of operations, assets, properties or business of NL. All of the Licenses are in full force and effect and no action or claim is pending, nor to the best knowledge, information and belief of QUINTEL, is threatened to revoke or terminate any of the Licenses or declare any License invalid in any material respect.

     5.8  NO CHANGES SINCE THE BALANCE SHEET DATE.

     Since the Balance Sheet Date, except as specifically stated on Schedule 4.9 to this Agreement, QUINTEL has not

          (a) incurred on behalf of NL any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except in the ordinary course of business;

          (b) permitted any of NL's assets to be subjected to any mortgage, pledge, lien, security interest, encumbrance, restriction or charge of any kind;

          (c) sold, transferred or otherwise disposed of any of NL's assets except in the ordinary course of business;

          (d) amended or terminated any agreement which is material to the business of NL;

          (e) agreed, whether or not in writing, to do any of the foregoing.

     5.9  VALID AGREEMENTS; RESTRICTIVE DOCUMENTS.

     QUINTEL and Calling Card each has the full authority to execute, deliver and perform this Agreement and the Other Documents and the transactions contemplated thereby. This Agreement and the Other Documents have been duly and validly authorized, executed and delivered by QUINTEL and Calling Card, constitute a valid and binding agreement of QUINTEL and Calling Card enforceable against QUINTEL and Calling Card, as the case may be, in accordance with their respective terms, except as the enforcement thereof may be limited by bankruptcy, reorganization, moratorium, insolvency and other laws of general applicability relating to or affecting creditors' rights or general principles of equity. Except as set forth in Schedule 5.9 to this Agreement, neither QUINTEL nor Calling Card is subject to, or a party to, any mortgage, lien, lease, license, permit, agreement, contract, instrument, law, rule, ordinance, regulation, order, judgment or decree, or any other restriction of any kind or character, which would prevent consummation of the transactions contemplated by this Agreement and the Other Documents or compliance by the QUINTEL or Calling Card with the terms, conditions and provisions of this Agreement and the Other Documents. The execution, delivery and performance of this Agreement and the Other Documents and the consummation of the transactions contemplated thereby will not

          (i) violate, conflict with or result in the breach of any provision of the charter documents or by-laws of Quintel or Calling Card;

          (ii) violate, conflict with or result in the breach or material modification of any of the terms of, or constitute (or with notice or lapse of time or both constitute) a default under, or otherwise give any other contracting party the right to accelerate or terminate, any obligation, contract, agreement, lien, judgment, decree or other instrument to which QUINTEL or Calling Card is a party or by or to which QUINTEL or Calling Card may be bound or subject;

          (iii) violate any order, writ, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body against, or binding upon, QUINTEL or Calling Card or their respective assets; or

          (iv) violate any statute, law or regulation of any jurisdiction.

     5.10  REQUIRED APPROVALS, NOTICES AND CONSENTS.

     No consent or approval of, other action by, or notice to, any governmental body or agency, domestic or foreign, or any third party is required in connection with the execution and delivery by QUINTEL or Calling Card of this Agreement and the Other Documents or the consummation by QUINTEL or Calling Card of the transactions contemplated thereby.

     5.11  DISCLOSURE.

     None of this Agreement, the Financial Statements, or any Schedule as to which a representation and warranty is made by QUINTEL in this Section 5, or any certificate, document or written to be delivered as required under this Agreement by or on behalf of QUINTEL contains, or will contain, any untrue statement of a material fact, or omits, or will omit, any statement of a material fact required to be stated or necessary in order to make the statements contained herein or therein not misleading. There is no fact known to QUINTEL which materially and adversely affects the business, prospects or financial condition of NL or its properties or assets, which has not been, or will not be, set forth in this Agreement or any Schedule hereto, or in the certificates, documents or statements in writing to be delivered at the Closing.

                             ARTICLE 6: COVENANTS

     6.1  FURTHER ASSURANCES.

     The parties shall execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and transactions contemplated hereby.

     6.2  NO BROKERS.

          6.2.1 PRN and the PRN Principals represent and warrant to QUINTEL and Calling Card that no broker, finder, agent or similar intermediary has acted on behalf of PRN or the PRN Principals in connection with this Agreement or the transactions contemplated hereby, and that there are no brokerage commissions, finder's fees or similar fees or commissions payable in connection therewith based on any agreement, arrangement or understanding with any of them, or any action taken by any of them. PRN and the PRN Principals agree to jointly and severally indemnify and save QUINTEL and Calling Card and their respective officers, directors, employees and agents harmless from any claim or demand for commission or other compensation by any broker, finder, agent or similar intermediary claiming to have been employed by or on behalf of PRN or the PRN Principals, and to bear the cost of legal expenses incurred in defending against any such claim.

          6.2.2 QUINTEL and Calling Card each represents and warrants to PRN and the PRN Principals that no broker, finder, agent or similar intermediary has acted on behalf of QUINTEL or Calling Card in connection with this Agreement or the transactions contemplated hereby, and that there are no brokerage commissions, finders' fees or similar fees or commissions payable in connection therewith based on any agreement, arrangement or understanding with QUINTEL or Calling Card or any action taken by QUINTEL or Calling Card. QUINTEL and Calling Card agree to jointly and severally indemnify and save PRN and its officers, directors, employees and agents and the PRN Principals harmless from any claim or demand for commission or other compensation by any broker, finder, agent or similar intermediary claiming to have been employed by or on behalf of the QUINTEL or Calling Card, and to bear the cost of legal expenses incurred in defending against any such claim.

              ARTICLE 7:  SURVIVAL OF REPRESENTATIONS; INDEMNITY.

     7.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES OF PRN AND THE PRN
         PRINCIPALS.

     Notwithstanding any right of QUINTEL or Calling Card fully to investigate the affairs of NL, PRN and the PRN Principals and notwithstanding any knowledge of facts determined or determinable by QUINTEL or Calling Card pursuant to such investigation or right of investigation, QUINTEL and Calling Card shall have the right to rely fully upon the representations and warranties of PRN and the PRN Principals contained in this Agreement and any of the Other Documents. All such representations and warranties and the indemnification obligations under Section
9.2 shall survive the execution and delivery of this Agreement and the Other Documents and the Closing hereunder for a period of three (3) years following the Closing Date, except as to the representations and warranties made in
Section 4.4 and the obligation to indemnify as to same, which shall survive the execution of this Agreement and the Other Documents and the Closing hereunder until the date of expiration of the relevant federal, state or other statute of limitations; except as to matters as to which any Indemnitee has made a claim for indemnification or given a Claims Notice under Section 9.5 on or prior to the expiration of the applicable period aforesaid, in which case the right to indemnification with respect thereto shall survive the expiration of any such period until such claim is finally resolved and any obligations with respect thereto are fully satisfied.

     7.2  OBLIGATION OF PRN AND THE PRN PRINCIPALS TO INDEMNIFY.

     In addition to the indemnification provisions contained in Schedule 3.1 to this Agreement, PRN and the PRN Principals agree to jointly and severally indemnify, defend and hold harmless QUINTEL and Calling Card, and their respective officers, directors, employees and agents, and any of their successors and assigns from and against any and all losses, liabilities, damages, deficiencies, demands, claims, actions, judgments or causes of action, assessments, costs or expenses (including, without limitation, interest, penalties and reasonable attorneys' fees and disbursements) ("Claims"), whether such Claims are incurred in disputes with PRN or the PRN Principals or involving third-party claims against the QUINTEL or Calling Card based upon, arising out of or otherwise in respect of any inaccuracy in or any breach of any representation or warranty of PRN or any of the PRN Principals contained in this Agreement.

     7.3 SURVIVAL OF REPRESENTATIONS AND WARRANTIES OF QUINTEL AND CALLING CARD.

     Notwithstanding any knowledge of facts determined or determinable by PRN pursuant to any investigation or right of investigation of the affairs of the QUINTEL or Calling Card, PRN and the PRN Principals shall have the right to rely fully upon the representations and warranties of the QUINTEL or Calling Card contained in this Agreement and the Other Documents. All such representations and warranties and the indemnification obligations under Section 9.4 shall survive the execution and delivery of this Agreement and the Other Documents and the Closing hereunder for a period of three (3) years following the Closing Date; except as to matters as to which any Indemnitee has made a claim for indemnification or given a Claims Notice under Section 9.5 on or prior to the expiration of the applicable period aforesaid, in which case the right to indemnification with respect thereto shall survive the expiration of any such period until such claim is finally resolved and any obligations with respect thereto are fully satisfied.

     7.4  OBLIGATION OF QUINTEL AND CALLING CARD TO INDEMNIFY.

     In addition to the indemnification provisions contained in Schedule 3.1 to this Agreement, QUINTEL and Calling Card each agrees to indemnify, defend and hold harmless PRN and its successors and assigns from and against any and all Claims based upon, arising out of or otherwise in respect of any Assumed Liability or any inaccuracy in or any breach of any representation or warranty of QUINTEL or Calling Card contained in this Agreement.

     7.5  NOTICE AND OPPORTUNITY TO DEFEND.

          7.5.1  NOTICE OF ASSERTED LIABILITY.

          Promptly after receipt of any party hereto (the "Indemnitee") of notice of any demand, claim or circumstances which, with the lapse of time, would or might give rise to a claim or the commencement

     (or threatened commencement) of any action, proceeding or investigation (an "Asserted Liability") that may result in any Claims, the Indemnitee shall promptly give notice thereof (the "Claims Notice") to the party obligated to provide indemnification pursuant to Section 9.2 or 9.4 (the "Indemnifying Party"); provided, however, that the failure of any Indemnitee to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under paragraph (a) or (b), except to the extent that the Indemnifying Party is actually prejudiced by such failure to give notice. The Claims Notice shall describe the Asserted Liability in reasonable detail, and shall indicate the amount (estimated, if necessary and to the extent feasible) of the Claims that have been or may be suffered by the Indemnitee.

          7.5.2  OPPORTUNITY TO DEFEND.

          The Indemnifying Party may elect to compromise or defend, at its own expense and by its own counsel, any Asserted Liability. If the Indemnifying Party elects to compromise or defend such Asserted Liability, it shall within thirty (30) days (or sooner, if the nature of the Asserted Liability so requires) notify the Indemnitee of its intent to do so, and the Indemnitee shall cooperate, at the expense of the Indemnifying Party, in the compromise of, or defense against, such Asserted Liability. If the Indemnifying Party elects not to compromise or defend the Asserted Liability, fails to notify the Indemnitee of its election as herein provided or contests its obligation to indemnify under this Agreement, the Indemnitee may pay, compromise or defend such Asserted Liability at the expense of the Indemnifying Party (if the Indemnifying Party is found obligated to indemnify the Indemnitee with respect to the Claim). Subject to the limitations contained in Section 9.5.3 on the obligations of the Indemnifying Party in respect of proposed settlements, the Indemnitee shall have the right to employ its own counsel with respect to any Asserted Liability, but the fees and expenses of such counsel shall be at the expense of such Indemnitee unless (a) the employment of such counsel shall have been authorized in writing by the Indemnifying Party in connection with the defense of such action, or (b) such Indemnifying Party shall not have, as provided above, promptly employed counsel reasonably satisfactory to the Indemnitee to take charge of the defense of such action, or (c) the Indemnitee shall have reasonably concluded based on an opinion of counsel that there may be one or more legal defenses available to it which are different from or additional to those available to such Indemnifying Party, in any of which events such reasonable fees and expenses shall be borne by the Indemnifying Party and the Indemnifying Party shall not have the right to direct the defense of such action on behalf of the Indemnitee in respect of such different or additional defenses. If the Indemnifying Party chooses to defend any claim, the Indemnitee shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defense. If the Indemnifying Party elects not to assume the defense of a Claim, it will not be obligated to pay the fees and expenses of more than one counsel for all Indemnitees with respect to such claim, unless in the reasonable judgment of an Indemnitee, and in the opinion of such Indemnitee's counsel, a conflict of interest may exist between such Indemnitee and any other of such Indemnitees with respect to such claim, in which event the Indemnifying Party shall be obligated to pay the fees and expenses of such additional counsel or counsels.

        7.5.3  SETTLEMENT.

          Notwithstanding the provisions of Section 9.5.2., neither the Indemnifying Party nor the Indemnitee may settle or compromise any claim for which indemnification has been sought and is available hereunder, over the objection of the other; provided, however, that consent to settlement or compromise shall not be unreasonably withheld or delayed. If, however, the Indemnitee refuses to consent to a bona fide offer of settlement which the Indemnifying Party wishes to accept, the Indemnitee may continue to pursue such matter, free of any participation by the Indemnifying Party, at the sole expense of the Indemnitee. In such event, the obligation of the Indemnifying Party to the Indemnitee shall be equal to the lesser of (i) the amount of the offer of settlement which the Indemnitee refused to accept plus the costs and expenses of the Indemnitee prior to the date the Indemnifying Party notified the Indemnitee of the offer of settlement, or
     (ii) the actual out-of-pocket amount the Indemnitee is obligated to pay as a result of the Indemnitee's continuing to pursue such matter. No party will be required to consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such party of a release from all liability in respect to the Claim.

                           ARTICLE 8:  MISCELLANEOUS.

     8.1  EXPENSES.

     Except as otherwise provided herein, the parties hereto shall pay all of their own expenses relating to the transactions contemplated by this Agreement the Other Documents, including, without limitation, the fees and expenses of their respective counsel and financial advisers.

     8.2  GOVERNING LAW.

     The interpretation and construction of the Documents, and all matters relating hereto, shall be governed by the law of the State of New York, U.S.A., without reference to its conflict of laws provisions.

     8.3  JURISDICTION.

     Any judicial proceeding brought against any of the parties to this Agreement on any dispute arising out of this Agreement or any matter related hereto shall be brought in the courts of the State of New York in New York County or in the United States District Court for the Southern District of New York, and, by execution and delivery of this Agreement, each of the parties to this Agreement accepts for itself the jurisdiction of the aforesaid courts, irrevocably consents to the service of any and all process in any action or proceeding by the mailing of copies of such process to such party at its address as set forth in Section 10.7 hereafter, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. Each party hereto irrevocably waives to the fullest extent permitted by law any objection that it may now or hereafter have to the laying of the venue of any judicial proceeding brought in such courts and any claim that any such judicial proceeding has been brought in an inconvenient forum.

     8.4  "KNOWLEDGE" DEFINED.

     Where any representation and warranty contained in this Agreement is expressly qualified by reference to knowledge, information and belief of any party, such party confirms that it has made such due and diligent inquiry as to the matters that are the subject of such representations and warranties as shall be reasonable under the circumstances.

     8.5  DUTIES AND LIABILITIES OF ESCROWEE.

     The Escrowee shall have no duties or responsibilities except those expressly set forth herein. The Escrowee shall have no liability hereunder except for its own gross negligence or willful misconduct. It may rely on any notice, instruction, certificate, statement, request, consent, confirmation, agreement or other instrument which it reasonably believes to be genuine and to have be signed or presented by a proper person or persons. Nothing contained in this Agreement or in the Other Documents shall prevent the Escrowee from representing the Purchaser as counsel in this transaction, and to continue to represent the Purchaser as its counsel in the future.

     8.6  CAPTIONS.

     The article and section captions used herein are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

     8.7  NOTICES.

     Any notice or other communications required or permitted hereunder shall be in writing and shall be deemed effective (a) upon personal delivery, if delivered by hand and followed by notice by mail or facsimile transmission; (b) one day after the date of delivery by Federal Express or other nationally recognized courier service, if delivered by priority overnight delivery between any two points within the United States; or (c) five days after deposit in the mails, if mailed by certified or registered mail (return receipt requested) between any two points within the United States, and in each case of mailing, postage prepaid, addressed to a party at its address first set forth above, or such other address as shall be furnished in writing by like notice by any such party.

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

     8.8  SCHEDULES.

     The Schedules to this Agreement constitute an integral part of this Agreement and are incorporated in this Agreement as if they were set forth in the body of this Agreement

     8.9  PARTIES IN INTEREST.

     This Agreement and the Other Documents and the rights and obligations of the respective parties thereunder may not be transferred, assigned, pledged or hypothecated by any party hereto, other than by operation of law. This Agreement and the Other Documents shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

     8.10  SEVERABILITY.

     In the event any provision of this Agreement or the Other Documents is found to be void and unenforceable by a court of competent jurisdiction, the remaining provisions of this Agreement or such Other Documents shall nevertheless be binding upon the parties with the same effect though the void or unenforceable part had been severed and deleted.

     8.11  COUNTERPARTS.

     This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument.

     8.12  ENTIRE AGREEMENT.

     This Agreement, and the Other Documents, contain the entire understanding of the parties hereto with respect to the subject matter contained herein and therein. This Agreement incorporates the terms set forth in Section 1 of the letter agreement dated January 17, 1996 executed by QUINTEL, Calling Card, PRN, the QUINTEL Principals and the PRN Principals and to the extent of any inconsistency between the terms of this Agreement and the terms of such letter agreement the terms of this Agreement shall prevail, and this Agreement supersedes any other prior agreements and understandings between the parties with respect to such subject matter. The provisions of Section 2 of the aforesaid letter agreement shall survive the execution and delivery of this Agreement.

     8.13  AMENDMENTS.

     This Agreement may not be changed orally, but only by an agreement in writing signed by the party or parties to be charged thereby.

     8.14  THIRD-PARTY BENEFICIARIES.

     Each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person other than the parties hereto and the other persons executing this Agreement.

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


     IN WITNESS WHEREOF, QUINTEL, Calling Card and PRN has each caused its corporate name to be hereunto subscribed by its duly authorized officer on the date written below.

                                          QUINTEL ENTERTAINMENT, INC.

                                          By:
                                          --------------------------------------

                                          CALLING CARD CO., INC.

                                          By:
                                          --------------------------------------

                                          PSYCHIC READERS NETWORK, INC.

                                          By:
                                          --------------------------------------

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

     Each of the undersigned agrees to be bound by the provisions of Paragraph
3.2 and 3.3 applicable to him or her.


---------------------------------------   --------------------------------------
Jeffrey Schwartz                        Michael G. Miller
Address: Quintel Entertainment, Inc.    Address: Quintel Entertainment, Inc.
         One Blue Hill Plaza                     One Blue Hill Plaza
         Pearl River, NY 10956                   Pearl River, NY 10956
         Fax Number: 914-620-1885                Fax Number: 914-620-1885
---------------------------------------   --------------------------------------
Jay Greenwald                           Claudia Newman Hirsch
Address: Quintel Entertainment, Inc.    Address: Quintel Entertainment, Inc.
         One Blue Hill Plaza                     One Blue Hill Plaza
         Pearl River, NY 10956                   Pearl River, NY 10956
         Fax Number: 914-620-1717                Fax Number: 914-620-1717
---------------------------------------   --------------------------------------
Andrew Stollman                         Steven L. Feder
Address: Quintel Entertainment, Inc.    Address: Psychic Reader's Network, Inc.
         One Blue Hill Plaza                     2455 E. Sunrise Boulevard
         Pearl River, NY 10956                   Fort Lauderdale, Florida 33304
         Fax Number: 914-620-1717                Fax Number: 954-563-5464
---------------------------------------   --------------------------------------
Peter Stolz                             Thomas H. Lindsey
Address: Psychic Reader's Network, Inc. Address: Psychic Reader's Network, Inc.
         2455 E. Sunrise Boulevard               2455 E. Sunrise Boulevard
         Fort Lauderdale, Florida 33304          Fort Lauderdale, Florida 33304
         Fax Number: 954-563-5464                Fax Number: 954-563-5464

                                       21